

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

May 24, 2010

Via Facsimile and U.S. Mail

Alfred E. Brennan, Jr.
Chairman
Young Innovations, Inc.
13705 Shoreline Court East
Earth City, Missouri 63045

>   **Re: Form 10-K for the fiscal year ended December 31, 2009**
>   **Filed March 16, 2010**
>   **Form 10-Q for the quarter ended March 31, 2010**
>   **Filed May 7, 2010**
>   **File No. 0-23213**

Dear Mr. Brennan:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2009

1.   In connection with our review of your Part III information, we note the reference in the second paragraph on page 3 of your proxy statement under "Election of Directors" to "a description of the specific experience, qualifications, attributes or skills that led the Board to conclude that such person should serve as a director;" however, it appears that you included only the general disclosure in the second

paragraph about each director on page 3 in response to Item 401(e) of Regulation S-K. In future filings, be more specific in describing the specific experience, qualifications, attributes or skills that led the Board to conclude that such person should serve as a director.

2.   In connection with our review of your Part III information, we note disclosure in the first full paragraph on page 12 of your proxy statement under "Setting Executive Compensation" that the consultant did not recommend the amount or form of executive or director compensation. In future filings, please disclose whether the consultant was engaged directly by the compensation committee or any other person. Alternatively tell us why you have not included this information. See Item 407(e)(3)(iii) of Regulation S-K.

Form 10-Q for the quarter ended March 31, 2010

Exhibit 32.1

3.   Please revise the reference in the first sentence of exhibit 32.1 from the "period ending September 30, 2009" to the correct period; i.e., the period ending March 31, 2010.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please submit your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tom Jones at (202) 551-3602 or me at (202) 551-3635 if you have any questions.

Sincerely,

Tim Buchmiller
Senior Attorney